Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER AND YEAR TO DATE RESULTS

November 5, 2015, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2015.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014

Sales	$7,661	$8,247	$23,566	$25,613
Adjusted EBIT(1)	$565	$627	$1,873	$1,967
Income from continuing operations before income taxes	$680	$611	$2,027	$1,909

Net income from continuing operations attributable to Magna International Inc.	$470	$487	$1,463	$1,408

Diluted earnings per share from continuing operations	$1.13	$1.14	$3.53	$3.21

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)             Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements.

Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other (income) expense, net.

BASIS OF PRESENTATION

In the third quarter of 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Press Release reflects the results of continuing operations, unless otherwise noted.

THREE MONTHS ENDED SEPTEMBER 30, 2015

We posted sales of $7.7 billion for the third quarter ended September 30, 2015, a decrease of 7% from the third quarter of 2014. The weakening of certain currencies against our U.S. dollar reporting currency, in particular the euro and Canadian dollar, had a significant negative impact on our reported sales for the third quarter of 2015.  Foreign currency translation reduced our sales by approximately $870 million, as compared to the third quarter of 2014.  Excluding the impact of foreign currency translation, our sales increased 3% in the third quarter of 2015, compared to the third quarter of 2014.  North American light vehicle production increased 4% to 4.3 million units and European light vehicle production increased 4% to 4.7 million units in the third quarter of 2015, compared to the third quarter of 2014.

Excluding the impact of foreign currency translation, our complete vehicle assembly sales decreased 18% in the third quarter of 2015, compared to the third quarter of 2014.  Complete vehicle assembly volumes decreased 28% to approximately 23,000 units.

During the third quarter of 2015, income from continuing operations before income taxes was $680 million, an increase of $69 million over the third quarter of 2014.  Net income from continuing operations attributable to Magna International Inc. was $470 million and diluted earnings per share from continuing operations were $1.13, decreases of $17 million and $0.01 respectively, both compared to the third quarter of 2014.

For the third quarter of 2015, other (income) expense positively impacted income from continuing operations before income taxes by $124 million, net income from continuing operations attributable to Magna International Inc. by $68 million, and diluted earnings per share from continuing operations by $0.16, respectively.

For the third quarter of 2014, other (income) expense negatively impacted income from continuing operations before income taxes by $7 million, net income from continuing operations attributable to Magna International Inc. by $6 million, and diluted earnings per share from continuing operations by $0.01, respectively.

During the third quarter ended September 30, 2015, we generated cash from operations of $563 million before changes in operating assets and liabilities, and $33 million in operating assets and liabilities. Total investment activities for the third quarter of 2015 were $434 million, including $360 million in fixed asset additions and $74 million in investments and other assets.

NINE MONTHS ENDED SEPTEMBER 30, 2015

We posted sales of $23.6 billion for the nine months ended September 30, 2015, a decrease of 8% from the nine months ended September 30, 2014. The weakening of certain currencies against our U.S. dollar reporting currency, in particular the euro and Canadian dollar, had a significant negative impact on our reported sales for the first nine months of 2015.  Foreign currency translation reduced our sales by approximately $2.6 billion, as compared to the first nine months of 2014.  Excluding the impact of foreign currency translation, our sales increased 2% in the first nine months of 2015, compared to the first nine months of 2014.

During the nine months ended September 30, 2015, vehicle production increased 2% to 12.9 million units in North America and increased 2% to 15.3 million units in Europe, each compared to the first nine months of 2014.

Excluding the impact of foreign currency translation, our complete vehicle assembly sales decreased 12% in the first nine months of 2015, compared to the first nine months of 2014.  Complete vehicle assembly volumes decreased 23% to approximately 79,000 units.

During the nine months ended September 30, 2015, income from continuing operations before income taxes was $2.0 billion, net income from continuing operations attributable to Magna International Inc. was $1.5 billion and diluted earnings per share from continuing operations were $3.53, increases of $118 million, $55 million and $0.32, respectively, each compared to the first nine months of 2014.

For the nine months ended September 30, 2015, other (income) expense positively impacted income from continuing operations before income taxes by $181 million, net income from continuing operations attributable to Magna International Inc. by $110 million, and diluted earnings per share from continuing operations by $0.26 respectively.

For the nine months ended September 30, 2014, other (income) expense negatively impacted income from continuing operations before income taxes by $40 million.  In addition, for the nine months ended September 30, 2014, other (income) expense and the impact of the Austrian tax reform together negatively impacted net income from continuing operations attributable to Magna International Inc. by $68 million, and diluted earnings per share from continuing operations by $0.16, respectively.

During the nine months ended September 30, 2015, we generated cash from operations before changes in operating assets and liabilities of $1.9 billion, and invested $587 million in operating assets and liabilities. Total investment activities for the first nine months of 2015 were $1.1 billion, including $987 million in fixed asset additions, $152 million in investments and other assets and $1 million to purchase subsidiaries.

A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2015 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Yesterday, our Board of Directors declared a quarterly dividend of $0.22 with respect to our outstanding Common Shares for the quarter ended September 30, 2015. This dividend is payable on December 11, 2015 to shareholders of record on November 27, 2015.

OTHER MATTERS

Subject to approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a normal course issuer bid to purchase up to 40 million of our Common Shares, representing approximately 9.9% of our public float of Common Shares.  This normal course issuer bid is expected to commence on or about November 13, 2015 and will terminate one year later.

UPDATED 2015 OUTLOOK

The table below reflects our 2015 outlook and 2014 actual results, both from continuing operations:

	2015 Outlook	2014 Actual
Light Vehicle Production (Units)
North America	17.4 million	17.0 million
Europe	20.5 million	20.1 million

Production Sales
North America	$17.4 - $17.8 billion	$17.4 billion
Europe	$7.0 - $7.3 billion	$8.8 billion
Asia	$1.5 - $1.6 billion	$1.6 billion
Rest of World	$0.4 - $0.5 billion	$0.7 billion

Total Production Sales	$26.3 - $27.2 billion	$28.5 billion

Complete Vehicle Assembly Sales	$2.3 - $2.5 billion	$3.2 billion

Total Sales	$31.3 - $32.6 billion	$34.4 billion

Operating Margin(1)	Approximately 7.7%	7.7%

Tax Rate(1)	Approximately 26%	25.0%

Capital Spending	Approximately $1.5 billion	$1.5 billion

(1)                                     Excluding other (income) expense, net

In this 2015 outlook, in addition to 2015 light vehicle production, we have assumed no material acquisitions or divestitures other than the divestiture of substantially all of our interior operations as discussed above. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 285 manufacturing operations and 83 product development, engineering and sales centres in 29 countries.  We have over 125,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Thursday, November 5, 2015 at 8:00 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-616-7436. The number for overseas callers is 1-303-223-4365. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2015; complete vehicle assembly sales; consolidated operating margin, effective income tax rate; fixed asset expenditures; and future purchases of Common Shares under our NCIB. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; our inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices;  risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities and any proceedings that may arise out of the internal global review initiated by us focused on anti-trust risk; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; the consummation of the acquisition of the Getrag group of companies (the “Getrag Transaction”); the satisfaction or waiver of conditions to complete the Getrag Transaction, including obtaining required regulatory approvals; warranty or indemnity obligations in relation to pre-closing liabilities in connection with the sale of substantially all of our interiors operations; an increase in our risk profile as a result of completed acquisitions; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to consistently develop innovative products or processes; warranty and recall costs; pension liabilities; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2015 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders.

This MD&A has been prepared as at November 4, 2015.

OVERVIEW

We are a leading global automotive supplier with 285 manufacturing operations and 83 product development, engineering and sales centres in 29 countries. We have over 125,000 employees focused on delivering superior value to our customers through innovative products, processes and World Class Manufacturing. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

Basis of Presentation

In the third quarter of 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

Operations

North American light vehicle production increased 4% to 4.3 million units and European light vehicle production increased 4% to 4.7 million units, each in the third quarter of 2015 compared to the third quarter of 2014.

We posted sales of $7.66 billion for the third quarter of 2015, a decrease of $586 million or 7% from the third quarter of 2014. Although our financial results are reported in U.S. dollars, we also generate sales in various other currencies, including the euro and Canadian dollar. The weakening of these and other functional currencies against the U.S. dollar reduced our reported sales by approximately $870 million in the third quarter of 2015, as compared to the third quarter of 2014. Excluding the negative impact of foreign currency translation, our sales increased 3% in the third quarter of 2015, compared to the third quarter of 2014.

Our Adjusted EBIT(1) decreased 10% to $565 million in the third quarter of 2015, compared to the third quarter of 2014:

·                  North America: Adjusted EBIT of $455 million for the third quarter of 2015 declined 4% compared to $475 million for the third quarter of 2014. Segment total sales increased 1% in the third quarter of 2015 compared to the third quarter of 2014.

·                  Europe: Adjusted EBIT of $91 million for the third quarter of 2015 declined 15% or $16 million from the third quarter of 2014. Segment total sales declined 16% from the third quarter of 2014 to the third quarter of 2015.

·                  Asia: Adjusted EBIT was $13 million in the third quarter of 2015, compared to $35 million for the third quarter of 2014. Segment total sales declined 11% in the third quarter of 2015 compared to the third quarter of 2014.

·                  Rest of World: Our Adjusted EBIT loss of $7 million for the third quarter of 2015 compared to an Adjusted EBIT loss of $6 million in the third quarter of 2014. Segment total sales declined 39% to $115 million for the third quarter of 2015 compared to the third quarter of 2014.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other (income) expense, net.

Capital Structure

During the third quarter of 2015, we issued $650 million 4.150% fixed-rate senior unsecured notes which mature on October 1, 2025 (the “Senior Notes”).

During the third quarter of 2015, we purchased for cancellation 7.2 million Common Shares for cash consideration of $346 million.

Lastly, subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our Board of Directors approved a new normal course issuer bid (“NCIB”) to purchase up to 40 million of our Common Shares, representing approximately 9.9% of our public float of Common Shares.

FINANCIAL RESULTS SUMMARY

During the third quarter of 2015, we posted sales of $7.66 billion, a decrease of 7% from the third quarter of 2014. This lower sales level was substantially a result of a decrease in reported U.S. dollar sales due to the weakening of foreign currencies against the U.S. dollar. Comparing the third quarter of 2015 to 2014:

·                  North American vehicle production increased 4% and our North American production sales increased 2% to $4.28 billion;

·                  European vehicle production increased 4%  but our European production sales decreased 18% to $1.70 billion;

·                  Asian production sales decreased 12% to $346 million;

·                  Rest of World production sales decreased 38% to $111 million;

·                  Complete vehicle assembly volumes decreased 28% and sales decreased 32% to $522 million; and

·                  Tooling, engineering and other sales increased 8% to $705 million.

During the third quarter of 2015, we earned income from continuing operations before income taxes of $680 million compared to $611 million for the third quarter of 2014. Excluding other (income) expense, net (“Other Income” or “Other Expense”), as discussed in the “Other Income” section, income from continuing operations before income taxes decreased $62 million primarily as a result of:

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

·                  the negative impact of foreign exchange translation from the weakening of foreign currencies, including the Canadian dollar and euro, each against the U.S. dollar;

·                  higher launch costs;

·                  lower recoveries associated with scrap steel;

·                  insurance recoveries, during the third quarter of 2014, related to a fire at a body and chassis facility in North America;

·                  increased pre-operating costs incurred at new facilities; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2014;

·                  lower warranty costs of $21 million;

·                  decreased commodity costs;

·                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach;

·                  higher equity income; and

·                  productivity and efficiency improvements at certain facilities.

During the third quarter of 2015, net income attributable to Magna International Inc. from continuing operations was $470 million, a decrease of $17 million compared to the third quarter of 2014 and diluted earnings per share from continuing operations decreased $0.01 to $1.13 for the third quarter of 2015 compared to the third quarter of 2014. Other Income and Other Expense, after tax, as discussed in the “Other Income” section, impacted net income attributable to Magna International Inc. from continuing operations and diluted earnings per share from continuing operations as follows:

	For the three months ended September 30,
	2015		2014
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share

Other (income) expense, net	$(124)	$(0.30)	$7	$0.01
Income tax effect	56	0.14	(1)	—
	$(68)	$(0.16)	$6	$0.01

Excluding the $68 million positive impact for the third quarter of 2015 and the $6 million negative impact for the third quarter of 2014, net income attributable to Magna International Inc. from continuing operations for the third quarter of 2015 decreased $91 million compared to the third quarter of 2014.

Excluding the $0.16 per share positive impact for the third quarter of 2015 and the $0.01 per share negative impact for the third quarter of 2014, diluted earnings per share from continuing operations decreased $0.18, as a result of the decrease in net income attributable to Magna International Inc. from continuing operations partially offset by a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2015. The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2014, pursuant to our normal course issuer bids.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014, and remain substantially unchanged in respect of the third quarter ended September 30, 2015, other than the potential impact on production volumes and/or other consequences as a result of the recent Volkswagen diesel engine emissions investigations, which we continue to monitor.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2015	2014	Change		2015	2014	Change

1 Canadian dollar equals U.S. dollars	0.766	0.919	-	17%	0.796	0.914	-	13%
1 euro equals U.S. dollars	1.113	1.326	-	16%	1.116	1.356	-	18%
1 British pound equals U.S. dollars	1.551	1.669	-	7%	1.534	1.669	-	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and nine months ended September 30, 2015 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

Sales

	For the three months
	ended September 30,
	2015	2014	Change

Vehicle Production Volumes (millions of units)
North America	4.259	4.096	+	4%
Europe	4.676	4.485	+	4%

Sales
External Production
North America	$4,281	$4,204	+	2%
Europe	1,696	2,060	-	18%
Asia	346	391	-	12%
Rest of World	111	179	-	38%
Complete Vehicle Assembly	522	763	-	32%
Tooling, Engineering and Other	705	650	+	8%
Total Sales	$7,661	$8,247	-	7%

External Production Sales - North America

External production sales in North America increased 2% or $77 million to $4.28 billion for the third quarter of 2015 compared to $4.20 billion for the third quarter of 2014, primarily as a result of:

·                  the launch of new programs during or subsequent to the third quarter of 2014, including the:

·                  Lincoln MKX;

·                  Ford Mustang;

·                  Mercedes-Benz R-Class and GLE Coupe;

·                  Chevrolet Colorado and GMC Canyon;

·                  Ford Edge; and

·                  Honda HR-V; and

·                  higher production volumes on certain existing programs.

These factors were partially offset by:

·                  a $262 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

·                  net divestitures subsequent to the third quarter of 2014, which negatively impacted sales by $16 million;

·                  programs that ended production during or subsequent to the third quarter of 2014; and

·                  net customer price concessions subsequent to the third quarter of 2014.

External Production Sales - Europe

External production sales in Europe decreased 18% or $364 million to $1.70 billion for the third quarter of 2015 compared to $2.06 billion for the third quarter of 2014, primarily as a result of:

·                  a $344 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Russian ruble, Czech koruna and Polish zloty;

·                  programs that ended production during or subsequent to the third quarter of 2014;

·                  lower production volumes on certain existing programs; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by the launch of new programs during or subsequent to the third quarter of 2014, including the:

·                  Skoda Superb;

·                  BMW 2-Series;

·                  Volkswagen Passat; and

·                  Volkswagen Touran.

External Production Sales - Asia

External production sales in Asia decreased 12% or $45 million to $346 million for the third quarter of 2015 compared to $391 million for the third quarter of 2014, primarily as a result of:

·                  lower production volumes on certain existing programs;

·                  a $15 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi and South Korean won;

·                  programs that ended production during or subsequent to the third quarter of 2014; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by the launch of new programs during or subsequent to the third quarter of 2014, primarily in China, India and Thailand.

External Production Sales - Rest of World

External production sales in Rest of World decreased 38% or $68 million to $111 million for the third quarter of 2015 compared to $179 million for the third quarter of 2014, primarily as a result of:

·                  a $46 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real; and

·                  lower production volumes on certain existing programs.

These factors were partially offset by:

·                  the launch of new programs during or subsequent to the third quarter of 2014, primarily in Brazil; and

·                  net customer price increases subsequent to the third quarter of 2014.

Complete Vehicle Assembly Sales

	For the three months
	ended September 30,
	2015	2014	Change

Complete Vehicle Assembly Sales	$522	$763	-	32%

Complete Vehicle Assembly Volumes (Units)	23,176	32,204	-	28%

Complete vehicle assembly sales decreased 32% or $241 million to $522 million for the third quarter of 2015 compared to $763 million for the third quarter of 2014 and assembly volumes decreased 28% or 9,028 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

·                  a decrease in assembly volumes for the MINI Countryman and MINI Paceman; and

·                  a $107 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 8% or $55 million to $705 million for the third quarter of 2015 compared to $650 million for the third quarter of 2014.

In the third quarter of 2015, the major programs for which we recorded tooling, engineering and other sales were the:

·                  Audi A4;

·                  Chevrolet Cruze;

·                  Chevrolet Equinox and GMC Terrain;

·                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

·                  Opel Astra;

·                  Volkswagen Golf:

·                  BMW 2-Series;

·                  Volkswagen Touran; and

·                  Skoda Superb.

In the third quarter of 2014, the major programs for which we recorded tooling, engineering and other sales were the:

·                  BMW X6;

·                  Ford Mustang;

·                  Dodge Charger;

·                  MINI Countryman;

·                  Chevrolet Cruze;

·                  Volkswagen Golf;

·                  QOROS 3; and

·                  Mercedes-Benz M-Class.

The weakening of certain foreign currencies against the U.S. dollar, including the euro and Canadian dollar had an unfavourable impact of $96 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the three months
	ended September 30,
	2015	2014

Sales	$7,661	$8,247

Cost of goods sold
Material	4,839	5,226
Direct labour	507	510
Overhead	1,247	1,339
	6,593	7,075
Gross margin	$1,068	$1,172

Gross margin as a percentage of sales	13.9%	14.2%

Cost of goods sold decreased $482 million to $6.59 billion for the third quarter of 2015 compared to $7.08 billion for the third quarter of 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar cost of goods sold as a result of the weakening of foreign currencies against the U.S. dollar, including the euro and Canadian dollar;

·                  lower warranty costs of $21 million;

·                  decreased commodity costs; and

·                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

·                  higher material, overhead and labour costs associated with the increase in local currency sales, in particular in North America;

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

·                  higher launch costs;

·                  lower recoveries associated with scrap steel;

·                  insurance recoveries, during the third quarter of 2014, related to a fire at a body and chassis facility in North America; and

·                  increased pre-operating costs incurred at new facilities.

Gross margin decreased $104 million to $1.07 billion for the third quarter of 2015 compared to $1.17 billion for the third quarter of 2014 and gross margin as a percentage of sales decreased to 13.9% for the third quarter of 2015 compared to 14.2% for the third quarter of 2014. The decrease in gross margin as a percentage of sales was primarily due to:

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

·                  higher launch costs;

·                  lower recoveries associated with scrap steel;

·                  an increase in the proportion of tooling, engineering and other sales relative to total sales, that have low or no margins;

·                  insurance recoveries, during the third quarter of 2014, related to a fire at a body and chassis facility in North America; and

·                  increased pre-operating costs incurred at new facilities.

These factors were partially offset by:

·                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average;

·                  lower warranty costs;

·                  decreased commodity costs;

·                  a decrease in the proportion of sales earned in Europe relative to total sales, which have a lower margin than our consolidated average, primarily due to the weakening of the euro against the U.S. dollar; and

·                  productivity and efficiency improvements at certain facilities.

Depreciation and Amortization

Depreciation and amortization costs decreased $17 million to $197 million for the third quarter of 2015 compared to $214 million for the third quarter of 2014. The lower depreciation and amortization was primarily as a result of a decrease in reported U.S. dollar depreciation and amortization largely as a result of the weakening of the euro, Canadian dollar and Russian ruble, each against the U.S. dollar partially offset by higher depreciation related to new facilities.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.7% for the third quarter of 2015 compared to 4.6% for the third quarter of 2014. SG&A expense decreased $24 million to $358 million for the third quarter of 2015 compared to $382 million for the third quarter of 2014 primarily as a result of:

·                  the weakening of the Canadian dollar, euro, Russian ruble and Brazilian real, each against the U.S. dollar; and

·                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

These factors were partially offset by:

·                  higher consulting costs; and

·                  a $2 million net decrease in valuation gains in respect of asset-backed commercial paper (“ABCP”).

Equity Income

Equity income increased $1 million to $52 million for the third quarter of 2015 compared to $51 million for the third quarter of 2014.

Other (Income) Expense, net

During the third quarter of 2015, we entered into a joint venture arrangement for the manufacture and sale of roof and other accessories for the Jeep market to OEM as well as aftermarket customers. We contributed two manufacturing facilities and received a 49% interest in the newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million, and as a result we recognized a gain of $136 million ($80 million after tax). We will account for our ownership as an equity investment since we have significant influence through our voting rights, but do not control the joint venture. In addition, during the third quarter of 2015 we recorded net restructuring charges of $12 million ($12 million after tax) in Europe at our exterior systems operations.

During the second quarter of 2015, we sold our battery pack business to Samsung SDI for proceeds of $120 million, resulting in a gain of $57 million ($42 million after tax).

During the three and nine months ended September 30, 2014, we recorded net restructuring charges of $7 million and $40 million ($6 million and $36 million after tax), respectively, in Europe at our exterior systems operations.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

	For the three months ended September 30,
	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change

North America	$4,591	$4,541	$50	$455	$475	$(20)
Europe	2,642	3,163	(521)	91	107	(16)
Asia	428	479	(51)	13	35	(22)
Rest of World	115	190	(75)	(7)	(6)	(1)
Corporate and Other	(115)	(126)	11	13	16	(3)
Total reportable segments	$7,661	$8,247	$(586)	$565	$627	$(62)

Excluded from Adjusted EBIT for the three months ended September 30, 2015 and 2014 were the following Other Income and Other Expense items, which have been discussed in the “Other Income” section.

	For the three months
	ended September 30,
	2015	2014

North America
Gain on sale	$(136)	$—

Europe
Restructuring	12	7

	$(124)	$7

North America

Adjusted EBIT in North America decreased $20 million to $455 million for the third quarter of 2015 compared to $475 million for the third quarter of 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

·                  lower recoveries associated with scrap steel;

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations;

·                  higher launch costs;

·                  insurance recoveries, during the third quarter of 2014, related to a fire at a body and chassis facility in North America;

·                  increased pre-operating costs incurred at new facilities;

·                  a greater amount of employee profit sharing; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  lower warranty costs of $14 million;

·                  decreased commodity costs;

·                  lower affiliation fees paid to Corporate;

·                  margins earned on higher production sales;

·                  higher equity income; and

·                  productivity and efficiency improvements at certain facilities.

Europe

Adjusted EBIT in Europe decreased $16 million to $91 million for the third quarter of 2015 compared to $107 million for the third quarter of 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the euro and Czech koruna;

·                  operational inefficiencies at certain facilities;

·                  higher launch costs; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  lower affiliation fees paid to Corporate;

·                  lower warranty costs of $6 million;

·                  decreased commodity costs;

·                  decreased pre-operating costs incurred at new facilities;

·                  productivity and efficiency improvements at certain facilities;

·                  a lower amount of employee profit sharing;

·                  lower incentive compensation; and

·                  higher equity income.

Asia

Adjusted EBIT in Asia decreased $22 million to $13 million for the third quarter of 2015 compared to $35 million for the third quarter of 2014 primarily as a result of:

·                  reduced margins due to lower production sales;

·                  increased pre-operating costs incurred at new facilities;

·                  lower equity income;

·                  higher launch costs; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  a lower amount of employee profit sharing;

·                  lower affiliation fees paid to Corporate; and

·                  lower warranty costs of $1 million.

Rest of World

Adjusted EBIT in Rest of World decreased $1 million to a loss of $7 million for the third quarter of 2015 compared to a loss of $6 million for the third quarter of 2014 primarily as a result of:

·                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers; and

·                  higher incentive compensation.

These factors were partially offset by:

·                  productivity and efficiency improvements at certain facilities;

·                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar;

·                  lower affiliation fees paid to Corporate; and

·                  net customer price increases subsequent to the third quarter of 2014.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $3 million to $13 million for the third quarter of 2015 compared to $16 million for the third quarter of 2014 primarily as a result of:

·                  a decrease in affiliation fees earned from our divisions; and

·                  a $2 million net decrease in valuation gains in respect of ABCP.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

Interest Expense, net

Interest expense, net was $9 million in the third quarters of 2015 and 2014. Lower interest income in North America was offset by lower interest expense in Asia.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $69 million to $680 million for the third quarter of 2015 compared to $611 million for the third quarter of 2014. Excluding Other Income and Other Expense, discussed in the “Other Income” section, income from continuing operations before income taxes for the third quarter of 2015 decreased $62 million. The decrease in income from continuing operations before income taxes is the result of the decrease in Adjusted EBIT, as discussed above.

Income Taxes

	For the three months ended September 30,
	2015		2014
	$	%	$	%

Income taxes as reported	$211	31.0	$125	20.5
Tax effect on Other Income and Other Expense	(56)	(3.1)	1	(0.1)
	$155	27.9	$126	20.4

Excluding Other Income and Other Expense, after tax, the effective income tax rate increased to 27.9% for the third quarter of 2015 compared to 20.4% for the third quarter of 2014 primarily as a result of lower favourable audit settlements and an increase in permanent items.

Income (loss) from Discontinued Operations, net of tax

Income (loss) from discontinued operations, net of tax reflects the results of our interiors operations which are classified as discontinued operations. During the third quarter of 2015, we sold these operations.

	Three months ended
	September 30,
	2015	2014

Sales	$453	$609

Costs and expenses
Cost of goods sold	436	598
Depreciation and amortization	—	10
Selling, general and administrative	4	24
Equity income	(3)	(1)
Income (loss) from discontinued operations before income taxes	16	(22)
Income taxes	(51)	(5)
	67	(17)
Gain on divestiture of discontinued operations, net of tax	52	—
Income (loss) from discontinued operations, net of tax	$119	$(17)

Income (loss) from discontinued operations, net of tax increased $136 million to $119 million for the third quarter of 2015 compared to a loss of $17 million for the third quarter of 2014 primarily as a result of the $52 million after-tax gain on divestiture, decreased income taxes (including $60 million of deferred tax expense relating to timing differences that have become payable upon closing of the transaction and therefore are now included in the gain on divestiture of discontinued operations, net of tax), and lower SG&A and depreciation costs.

Loss from Continuing Operations Attributable to Non-Controlling Interests

Loss from continuing operations attributable to non-controlling interests was $1 million for the third quarters of 2015 and 2014.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $589 million for the third quarter of 2015 increased $119 million compared to the third quarter of 2014. Excluding Other Income and Other Expense, after tax, as discussed in the “Other Income” section, net income attributable to Magna International Inc. increased $45 million primarily as a result of the increase in the income from discontinued operations, net of tax partially offset by the decrease in net income from continuing operations before income taxes and higher income taxes, as discussed above.

Earnings per Share (restated)

	For the three months
	ended September 30,
	2015	2014	Change

Basic earnings per Common Share
Continuing operations	$1.15	$1.15		—
Attributable to Magna International Inc.	$1.44	$1.11	+	30%

Diluted earnings per Common Share
Continuing operations	$1.13	$1.14	-	1%
Attributable to Magna International Inc.	$1.42	$1.10	+	29%

Weighted average number of Common Shares outstanding (millions)
Basic	408.5	422.4	-	3%
Diluted	413.8	428.4	-	3%

Diluted earnings per share from continuing operations decreased $0.01 to $1.13 for the third quarter of 2015 compared to $1.14 for the third quarter of 2014. Other Income and Other Expense, after tax, positively impacted diluted earnings per share from continuing operations by $0.16 in the third quarter of 2015 and negatively impacted diluted earnings per share from continuing operations by $0.01 in the third quarter of 2014 as discussed in the “Other Income” section. Excluding the $0.16 per share positive impact for the third quarter of 2015 and the $0.01 per share negative impact for the third quarter of 2014, diluted earnings per share from continuing operations decreased $0.18 as a result of the decrease in net income attributable to Magna International Inc. from continuing operations partially offset by a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2015.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2014, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2015	2014	Change

Net income from continuing operations	$469	$486
Items not involving current cash flows	94	262
	563	748	$(185)
Changes in operating assets and liabilities	33	(17)
Cash provided from operating activities	$596	$731	$(135)

Cash flow from operations before changes in operating assets and liabilities decreased $185 million to $563 million for the third quarter of 2015 compared to $748 million for the third quarter of 2014. The decrease in cash flow from operations was due to a $168 million decrease in items not involving current cash flows and a $17 million decrease in net income from continuing operations. Items not involving current cash flows are comprised of the following:

	For the three months
	ended September 30,
	2015	2014

Depreciation and amortization	$197	$214
Amortization of other assets included in cost of goods sold	32	35
Deferred income taxes	11	14
Other non-cash charges	9	10
Equity income in excess of dividends received	(19)	(11)
Non-cash portion of Other Income	(136)	—
Items not involving current cash flows	$94	$262

Cash generated from operating assets and liabilities amounted to $33 million for the third quarter of 2015 compared to cash invested in operating assets and liabilities of $17 million for the third quarter of 2014. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended September 30,
	2015	2014

Accounts receivable	$(116)	$154
Inventories	(62)	(166)
Prepaid expenses and other	3	(2)
Accounts payable	68	(20)
Accrued salaries and wages	125	70
Other accrued liabilities	(13)	(41)
Income taxes payable/receivable	28	(12)
Changes in operating assets and liabilities	$33	$(17)

Higher accounts receivable relate primarily to higher tooling receivables. The increase in inventories was primarily due to increased production inventory to support launch activities. Higher account payable relate to timing of payments. The increase in accrued salaries and wages was primarily due to employee profit sharing.

Capital and Investment Spending

	For the three months
	ended September 30,
	2015	2014	Change

Fixed asset additions	$(360)	$(298)
Investments and other assets	(74)	(51)
Fixed assets, investments and other assets additions	(434)	(349)
Proceeds from disposition	11	76
Sale of Interiors	473	—
Proceeds on disposal of facilities	118	—
Cash used in discontinued operations	(15)	(30)
Cash used for investment activities	$153	$(303)	$456

Fixed assets, investments and other assets additions

In the third quarter of 2015, we invested $360 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2015 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2015.

In the third quarter of 2015, we invested $59 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during the third quarter of 2015 or will be launching subsequent to the third quarter of 2015. In addition, we invested $15 million in equity accounted investments.

Proceeds from disposition

In the third quarter of 2015, the $11 million of proceeds include normal course fixed and other asset disposal.

Proceeds on disposal of facilities

In the third quarter of 2015, we received $118 million of proceeds related to the formation of the joint venture for the manufacture and sale of roof and other accessories for the Jeep market to OEM as well as aftermarket customers.

Financing

	For the three months
	ended September 30,
	2015	2014	Change

(Decrease) increase in bank indebtedness	$(41)	$16
Issues of debt	659	30
Repayments of debt	(16)	(45)
Issues of Common Shares on exercise of stock options	6	6
Repurchase of Common Shares	(346)	(614)
Contributions by subsidiaries by non-controlling interests	10	—
Dividends paid	(91)	(79)
Cash used for financing activities	$181	$(686)	$867

Issues of debt relate primarily to the issue of the $650 million of 4.150% fixed-rate Senior Notes which mature on October 1, 2025. Interest is payable on April 1 and October 1 of each year. The Senior Notes are senior unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

During the third quarter of 2015, we repurchased 7.2 million Common Shares for aggregate cash consideration of $346 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.22 for the third quarter of 2015, for a total of $91 million.

Financing Resources

	As at	As at
	September 30,	December 31,
	2015	2014	Change

Liabilities
Bank indebtedness	$31	$30
Long-term debt due within one year	158	183
Long-term debt	1,442	812
	1,631	1,025
Non-controlling interests	18	14
Shareholders’ equity	8,845	8,659
Total capitalization	$10,494	$9,698	$796

Total capitalization increased by $796 million to $10.49 billion at September 30, 2015 compared to $9.70 billion at December 31, 2014, primarily as a result of $606 million increase in liabilities and a $186 million increase in shareholders’ equity.

The increase in liabilities relates primarily to the $650 million of Senior Notes issued in September 2015.

The increase in shareholders’ equity was primarily as a result of the $1.54 billion of net income earned in the first nine months of 2015.

This factor was partially offset by:

·                  the $650 million net unrealized loss on translation of our net investment in operations whose functional currency is not the U.S. dollar;

·                  the $351 million repurchase and cancellation of 7.2 million Common Shares under our normal course issuer bid in the first nine months of 2015;

·                  $270 million of dividends paid during the first nine months of 2015; and

·                  the $190 million net unrealized loss on cash flow hedges.

Cash Resources

During the third quarter of 2015, our cash resources increased by $852 million to $2.02 billion as a result of the cash provided from operating, financing and investing activities, as discussed above. In addition to our cash resources at September 30, 2015, we had term and operating lines of credit totalling $2.50 billion of which $2.24 billion was unused and available.

On April 24, 2015, our $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering of up to an aggregate of $2.00 billion of debt securities from time to time over a 25 month period. During the third quarter of 2015, we issued $650 million of Senior Notes under the filings. We previously issued $750 million of 3.625% fixed-rate senior notes which mature on June 15, 2024 during the second quarter of 2014.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 4, 2015 were exercised:

Common Shares	404,380,164
Stock options (i)	8,563,750
412,943,914

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2015 that are outside the ordinary course of our business. Refer to our MD&A included in our 2014 Annual Report.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Sales

	For the nine months
	ended September 30,
	2015	2014	Change

Vehicle Production Volumes (millions of units)
North America	12.907	12.626	+	2%
Europe	15.260	14.916	+	2%

Sales
External Production
North America	$13,089	$12,933	+	1%
Europe	5,420	6,766	-	20%
Asia	1,139	1,148	-	1%
Rest of World	367	499	-	26%
Complete Vehicle Assembly	1,729	2,417	-	28%
Tooling, Engineering and Other	1,822	1,850	-	2%
Total Sales	$23,566	$25,613	-	8%

External Production Sales - North America

External production sales in North America increased 1% or $156 million to $13.09 billion for the nine months ended September 30, 2015 compared to $12.93 billion for the nine months ended September 30, 2014 primarily as a result of the launch of new programs during or subsequent to the nine months ended September 30, 2014, including the:

·                  Ford Transit;

·                  Ford Mustang;

·                  GM full-size pickups and SUVs;

·                  Mercedes-Benz C-Class;

·                  Chevrolet Colorado and GMC Canyon; and

·                  Ford Edge.

This factor was partially offset by:

·                  a $598 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

·                  lower production volumes on certain existing programs;

·                  net divestitures subsequent to the third quarter of 2014, which negatively impacted sales by $66 million;

·                  programs that ended production during or subsequent to the nine months ended September 30, 2014; and

·                  net customer price concessions subsequent to the nine months ended September 30, 2014.

External Production Sales - Europe

External production sales in Europe decreased 20% or $1.35 billion to $5.42 billion for the nine months ended September 30, 2015 compared to $6.77 billion for the nine months ended September 30, 2014 primarily as a result of:

·                  a $1.20 billion decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Russian ruble, Czech koruna and Polish zloty;

·                  lower production volumes on certain existing programs;

·                  programs that ended production during or subsequent to the nine months ended September 30, 2014; and

·                  net customer price concessions subsequent to the nine months ended September 30, 2014.

These factors were partially offset by the launch of new programs during or subsequent to the nine months ended September 30, 2014, including the:

·                  Ford Transit;

·                  Volkswagen Passat;

·                  BMW 2-Series; and

·                  Citroën C4 Cactus.

External Production Sales - Asia

External production sales in Asia decreased 1% or $9 million to $1.14 billion for the nine months ended September 30, 2015 compared to $1.15 billion for the nine months ended September 30, 2014 primarily as a result of:

·                  lower production volumes on certain existing programs;

·                  a $27 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi and South Korean won;

·                  programs that ended production during or subsequent to the nine months ended September 30, 2014; and

·                  net customer price concessions subsequent to the nine months ended September 30, 2014.

These factors were partially offset by the launch of new programs during or subsequent to the third quarter of 2014, primarily in China and India.

External Production Sales - Rest of World

External production sales in Rest of World decreased 26% or $132 million to $367 million for the nine months ended September 30, 2015 compared to $499 million for the nine months ended September 30, 2014 primarily as a result of:

·                  a $112 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real;

·                  lower production volumes on certain existing programs; and

·                  programs that ended production during or subsequent to the nine months ended September 30, 2014.

These factors were partially offset by:

·                  the launch of new programs during or subsequent to the third quarter of 2014, primarily in Brazil; and

·                  net customer price increases subsequent to the nine months ended September 30, 2014.

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2015	2014	Change

Complete Vehicle Assembly Sales	$1,729	$2,417	-	28%

Complete Vehicle Assembly Volumes (Units)	78,862	102,161	-	23%

Complete vehicle assembly sales decreased 28% or $688 million to $1.73 billion for the nine months ended September 30, 2015 compared to $2.42 billion for the nine months ended September 30, 2014 and assembly volumes decreased 23% or 23,299 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

·                  a $402 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and

·                  a decrease in assembly volumes for the MINI Countryman.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 2% or $28 million to $1.82 billion for the nine months ended September 30, 2015 compared to $1.85 billion for the nine months ended September 30, 2014.

In the nine months ended September 30, 2015, the major programs for which we recorded tooling, engineering and other sales were the:

·                  Ford F-Series and F-Series SuperDuty;

·                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

·                  Chevrolet Cruze;

·                  Audi A4;

·                  MINI Countryman;

·                  Ford Edge;

·                  Skoda Fabia;

·                  Chevrolet Equinox and GMC Terrain; and

·                  Honda HR-V.

In the nine months ended September 30, 2014, the major programs for which we recorded tooling, engineering and other sales were the:

·                  MINI Countryman;

·                  Ford Mustang;

·                  Ford Transit;

·                  BMW X4;

·                  QOROS 3;

·                  Mercedes-Benz M-Class;

·                  Ford F-Series and F-Series SuperDuty; and

·                  Peugeot RCZ.

The weakening of certain foreign currencies against the U.S. dollar, including the euro, Canadian dollar and Czech koruna had an unfavourable impact of $249 million on our reported tooling, engineering and other sales.

Segment Analysis

	For the nine months ended September 30,
	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change

North America	$13,925	$13,890	$35	$1,433	$1,466	$(33)
Europe	8,234	10,154	(1,920)	339	386	(47)
Asia	1,357	1,401	(44)	86	103	(17)
Rest of World	373	519	(146)	(19)	(30)	11
Corporate and Other	(323)	(351)	28	34	42	(8)
Total reportable segments	$23,566	$25,613	$(2,047)	$1,873	$1,967	$(94)

Excluded from Adjusted EBIT for the nine months ended September 30, 2015 and 2014 were the following Other Income and Other Expense items, which have been discussed in the “Other Income” section.

	For the nine months
	ended September 30,
	2015	2014

North America
Gain on sale	$(136)	$—

Europe
Gain on sale	(57)	—
Restructuring	12	40
	(45)	40

	$(181)	$40

North America

Adjusted EBIT in North America decreased $33 million to $1.43 billion for the nine months ended September 30, 2015 compared to $1.47 billion for the nine months ended September 30, 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

·                  lower recoveries associated with scrap steel;

·                  higher launch costs;

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations;

·                  a greater amount of employee profit sharing; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  lower affiliation fees paid to Corporate;

·                  decreased commodity costs;

·                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility, during the second quarter of 2014;

·                  margins earned on higher production sales;

·                  higher equity income;

·                  lower warranty costs of $7 million; and

·                  productivity and efficiency improvements at certain facilities.

Europe

Adjusted EBIT in Europe decreased $47 million to $339 million for the nine months ended September 30, 2015 compared to $386 million for the nine months ended September 30, 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Czech koruna and Russian ruble;

·                  higher launch costs;

·                  operational inefficiencies at certain facilities;

·                  lower equity income; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  lower affiliation fees paid to Corporate;

·                  decreased commodity costs;

·                  lower warranty costs of $9 million;

·                  productivity and efficiency improvements at certain facilities; and

·                  a lower amount of employee profit sharing.

Asia

Adjusted EBIT in Asia decreased $17 million to $86 million for the nine months ended September 30, 2015 compared to $103 million for the nine months ended September 30, 2014 primarily as a result of:

·                  increased pre-operating costs incurred at new facilities;

·                  higher launch costs;

·                  reduced margins due to lower production sales; and

·                  net customer price concessions subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  a lower amount of employee profit sharing;

·                  lower affiliation fees paid to Corporate;

·                  decreased commodity costs; and

·                  lower warranty costs of $1 million.

Rest of World

Adjusted EBIT in Rest of World improved $11 million to a loss of $19 million for the nine months ended September 30, 2015 compared to a loss of $30 million for the nine months ended September 30, 2014 primarily as a result of:

·                  productivity and efficiency improvements at certain facilities;

·                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar;

·                  lower affiliation fees paid to Corporate; and

·                  net customer price increases subsequent to the third quarter of 2014.

These factors were partially offset by:

·                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

·                  lower equity income;

·                  increased commodity costs; and

·                  higher incentive compensation.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $8 million to $34 million for the nine months ended September 30, 2015 compared to $42 million for the nine months ended September 30, 2014 primarily as a result of:

·                  a decrease in affiliation fees earned from our divisions;

·                  a $4 million net decrease in valuation gains in respect of ABCP;

·                  increased stock-based compensation; and

·                  a greater amount of employee profit sharing.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

SUBSEQUENT EVENT

Normal Course Issuer Bid

Subject to approval by the TSX and the NYSE, the Board of Directors approved a new normal course issuer bid to purchase up to 40 million of our Common Shares, representing approximately 9.9% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2015 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 16 of our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2015, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: future purchases of Common Shares under our NCIB; and future issuances of debt securities. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; our inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices;  risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities and any proceedings that may arise out of the internal global review initiated by us focused on anti-trust risk; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; the consummation of the acquisition of the Getrag group of companies (the “Getrag Transaction”); the satisfaction or waiver of conditions to complete the Getrag Transaction, including obtaining required regulatory approvals; warranty or indemnity obligations in relation to pre-closing liabilities in connection with the sale of substantially all of our interiors operations; an increase in our risk profile as a result of completed acquisitions; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to consistently develop innovative products or processes; warranty and recall costs; pension liabilities; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014

Sales		$7,661	$8,247	$23,566	$25,613

Costs and expenses
Cost of goods sold		6,593	7,075	20,223	21,975
Depreciation and amortization		197	214	589	631
Selling, general and administrative	12	358	382	1,036	1,192
Interest expense, net		9	9	27	18
Equity income		(52)	(51)	(155)	(152)
Other (income) expense, net	3	(124)	7	(181)	40
Income from continuing operations before income taxes		680	611	2,027	1,909
Income taxes	7	211	125	569	503
Net income from continuing operations		469	486	1,458	1,406
Income (loss) from discontinued operations, net of tax	2	119	(17)	74	(35)
Net income		588	469	1,532	1,371
Loss from continuing operations attributable to non-controlling interests		1	1	5	2
Net income attributable to Magna International Inc.		$589	$470	$1,537	$1,373

Basic earnings per share (restated):	1, 4
Continuing operations		$1.15	$1.15	$3.58	$3.26
Discontinued operations		0.29	(0.04)	0.18	(0.08)
Attributable to Magna International Inc.		$1.44	$1.11	$3.76	$3.18

Diluted earnings per share (restated):	1, 4
Continuing operations		$1.13	$1.14	$3.53	$3.21
Discontinued operations		0.29	(0.04)	0.18	(0.08)
Attributable to Magna International Inc.		$1.42	$1.10	$3.71	$3.13

Cash dividends paid per Common Share (restated)	1	$0.22	$0.19	$0.66	$0.57

Average number of Common Shares outstanding during the period [in millions] (restated):	1, 4
Basic		408.5	422.4	409.2	432.0
Diluted		413.8	428.4	414.7	438.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014

Net income		$588	$469	$1,532	$1,371

Other comprehensive (loss) income, net of tax:	14
Net unrealized loss on translation of net investment in foreign operations		(275)	(346)	(650)	(358)
Net unrealized (loss) gain on available-for-sale investments		(2)	1	—	—
Net unrealized loss on cash flow hedges		(123)	(42)	(190)	(24)
Reclassification of net loss (gain) on cash flow hedges to net income		24	(1)	56	4
Reclassification of net loss on investments to net income		3	—	3	—
Reclassification of net loss on pensions to net income		2	—	5	3
Pension and post retirement benefits		(1)	—	(2)	—
Other comprehensive loss		(372)	(388)	(778)	(375)

Comprehensive income		216	81	754	996
Comprehensive loss attributable to non-controlling interests		1	1	5	2
Comprehensive income attributable to Magna International Inc.		$217	$82	$759	$998

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014

Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations		$469	$486	$1,458	$1,406
Items not involving current cash flows	5	94	262	445	759
		563	748	1,903	2,165
Changes in operating assets and liabilities	5	33	(17)	(587)	(332)
Cash provided from operating activities		596	731	1,316	1,833

INVESTMENT ACTIVITIES
Fixed asset additions		(360)	(298)	(987)	(863)
Purchase of subsidiaries		—	—	(1)	—
Increase in investments and other assets		(74)	(51)	(152)	(150)
Proceeds from disposition		11	76	50	126
Sale of Interiors	2	473	—	473	—
Proceeds on disposal of facilities	3	118	—	221	—
Cash used in discontinued operations		(15)	(30)	(56)	(93)
Cash provided from (used for) investing activities		153	(303)	(452)	(980)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(41)	16	29	19
Issues of debt	10	659	30	690	824
Repayments of debt		(16)	(45)	(70)	(130)
Issue of Common Shares on exercise of stock options		6	6	19	43
Repurchase of Common Shares	13	(346)	(614)	(351)	(1,429)
Contributions by non-controlling interests of subsidiaries		10	—	10	—
Dividends		(91)	(79)	(270)	(241)
Cash provided from (used for) financing activities		181	(686)	57	(914)

Effect of exchange rate changes on cash and cash equivalents		(78)	(60)	(155)	(54)

Net increase (decrease) in cash and cash equivalents during the period		852	(318)	766	(115)
Cash and cash equivalents, beginning of period		1,163	1,754	1,249	1,551
Cash and cash equivalents of continuing operations, end of period		$2,015	$1,436	$2,015	$1,436

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2015	2014

ASSETS
Current assets
Cash and cash equivalents	5	$2,015	$1,249
Accounts receivable		5,671	5,316
Inventories	6	2,665	2,525
Income taxes receivable		—	13
Deferred tax assets		190	181
Prepaid expenses and other		243	150
Assets held for sale	2	—	609
		10,784	10,043

Investments	15	440	379
Fixed assets, net		5,450	5,402
Goodwill		1,251	1,337
Deferred tax assets		166	139
Other assets	8	502	526
Noncurrent assets held for sale	2	—	348
		$18,593	$18,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$31	$30
Accounts payable		4,681	4,765
Accrued salaries and wages		747	686
Other accrued liabilities	9	1,465	1,448
Income taxes payable		134	—
Deferred tax liabilities		35	21
Long-term debt due within one year		158	183
Liabilities held for sale	2	—	514
		7,251	7,647

Long-term debt	10	1,442	812
Long-term employee benefit liabilities	11	525	559
Other long-term liabilities		350	278
Deferred tax liabilities	7	162	171
Long-term liabilities held for sale	2	—	34
		9,730	9,501

Shareholders’ equity
Capital stock
Common Shares [issued: 404,356,086; December 31, 2014 – 410,325,270 (restated)]	1, 13	3,944	3,979
Contributed surplus		100	83
Retained earnings		6,130	5,155
Accumulated other comprehensive loss	14	(1,329)	(558)
		8,845	8,659

Non-controlling interests		18	14
		8,863	8,673
		$18,593	$18,174

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interests	Equity
		[in millions]

Balance, December 31, 2014		410.3	$3,979	$83	$5,155	$(558)	$14	$8,673
Net income					1,537		(5)	1,532
Other comprehensive loss						(778)		(778)
Shares issued on exercise of stock options		1.2	25	(6)				19
Repurchase and cancellation under normal course issuer bid	13	(7.2)	(72)		(286)	7		(351)
Release of restricted stock			5	(5)				—
Release of restricted stock units			1	(1)				—
Stock-based compensation expense	12			29				29
Reclassification of liability	12						9	9
Dividends paid		0.1	6		(276)			(270)
Balance, September 30, 2015		404.4	$3,944	$100	$6,130	$(1,329)	$18	$8,863

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interests	Equity
		[in millions
		(restated)]

Balance, December 31, 2013		442.3	$4,230	$69	$5,011	$313	$16	$9,639
Net income					1,373		(2)	1,371
Other comprehensive loss						(375)		(375)
Shares issued on exercise of stock options		2.3	55	(12)				43
Repurchase and cancellation under normal course issuer bid	13	(28.2)	(272)		(1,132)	(25)		(1,429)
Release of restricted stock			5	(5)				—
Release of restricted stock units			1	(1)				—
Stock-based compensation expense	12			30				30
Reclassification of liability	12			7				7
Dividends paid		0.2	7		(248)			(241)
Balance, September 30, 2014		416.6	$4,026	$88	$5,004	$(87)	$14	$9,045

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following U.S. generally accepted accounting principles [“GAAP”] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2014.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2014 audited consolidated financial statements and notes included in the Company’s 2014 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2015 and the results of operations, changes in equity and cash flows for the three-month and nine-month periods ended September 30, 2015 and 2014.

[b]   Stock Split

On March 25, 2015, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of the Company’s issued and outstanding Common Shares, incentive stock options, and restricted and deferred stock units have been restated for all periods presented to reflect the stock split. In addition, earnings per Common Share, Cash dividends paid per Common Share, weighted average exercise price for stock options and the weighted average fair value of options granted have been restated for all periods presented to reflect the stock split.

[c]   Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting only occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results.  In the third quarter of 2015, the Company sold substantially all of its interiors operations. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported interiors operations are presented as discontinued operations separate from the Company’s continuing operations.  Prior period financial information has been reclassified to present the interiors operations as a discontinued operation, and has therefore been excluded from both continuing operations and segment results in these interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted.  Refer to Note 2 Discontinued Operations for further information regarding the Company’s discontinued operations.

[d]   Future Accounting Standard

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In July 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017 [including interim reporting periods within those periods]. ASU 2014-09 may be adopted using one of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[e]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              DISCONTINUED OPERATIONS

During the second quarter of 2015, the Company determined that its interiors business met the criteria to be classified as a discontinued operation as a result of entering into a definitive agreement for the sale of substantially all of its operations.  Accordingly, the held for sale assets and liabilities of the disposed interiors operations were reclassified in the consolidated balance sheet to current or long-term assets or liabilities held for sale, as appropriate.

On August 31, 2015, the Company sold substantially all of its interiors operations [“the disposed interiors operations”].  The Company recognized a gain on the divestiture within income from discontinued operations as follows:

August 31,
2015

Proceeds on disposal, net of transaction costs	$556
Net assets disposed	438
118
Income taxes [includes $60 million recorded in the second quarter of 2015]	66
Gain on divestiture, net of tax	$52

Consideration associated with the divestiture remains subject to further adjustments, primarily related to working capital. The Company does not anticipate significant continuing involvement with the disposed interiors operations subsequent to the close of the transaction.

The following table summarizes the carrying value of the major classes of assets and liabilities of the discontinued operations which were reflected as held for sale in the consolidated balance sheet at December 31, 2014:

December 31,
2014

Cash and cash equivalents	$4
Accounts receivable	355
Inventories	232
Income taxes receivable	3
Prepaid expenses and other	10
Deferred tax assets	12
Fixed assets, net	263
Goodwill	12
Investments	40
Other assets	26
Total assets of the discontinued operations classified as held for sale	$957

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS (CONTINUED)

December 31,
2014

Bank indebtedness	$3
Accounts payable	376
Accrued salaries and wages	44
Other accrued liabilities	91
Long-term debt due within one year	1
Long-term employee benefit liabilities	20
Other long-term liabilities	12
Deferred tax liabilities	1
Total liabilities of the discontinued operations classified as held for sale	$548

A reconciliation of the major classes of line items constituting income (loss) from discontinued operations, net of tax as presented in the statements of income is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Sales	$453	$609	$1,737	$1,752

Costs and expenses
Cost of goods sold	436	598	1,635	1,698
Depreciation and amortization	—	10	13	33
Selling, general and administrative	4	24	58	73
Equity income	(3)	(1)	(11)	(5)
Income (loss) from discontinued operations before income taxes and gain on divestiture	16	(22)	42	(47)
Income taxes [i]	(51)	(5)	20	(12)
Income (loss) from discontinued operations before gain on divestiture	67	(17)	22	(35)
Gain on divestiture of discontinued operations, net of tax [i]	52	—	52	—
Income (loss) from discontinued operations, net of tax	$119	$(17)	$74	$(35)

[i]       In the second quarter of 2015, income taxes included $60 million of deferred tax expense relating to timing differences that have become payable upon closing of the transaction and therefore are now included in the gain on divestiture of discontinued operations, net of tax.

The interiors operations were previously included within all of the Company’s reporting segments except for Rest of World.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              OTHER (INCOME) EXPENSE, NET

	Nine months ended
	September 30,
	2015	2014

Third Quarter
Gain on disposal [a]	$(136)	$—
Restructuring [b]	12	7
	(124)	7

Second Quarter
Gain on disposal [a]	(57)	—
Restructuring [b]	—	11
	(57)	11

First Quarter
Restructuring [b]	—	22

	$(181)	$40

For the nine months ended September 30, 2015:

[a]   Gain on disposal

During the third quarter of 2015, the Company entered into a joint venture arrangement for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers.  The Company contributed two manufacturing facilities and received a 49% interest in the newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result the Company recognized a gain of $136 million [$80 million after tax].  The Company will account for its ownership as an equity investment since Magna has significant influence through its voting rights, but does not control the joint venture.

During the second quarter of 2015, the company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

[b]   Restructuring

During the third quarter of 2015, the Company recorded net restructuring charges of $12 million, after tax in Europe related to its exterior systems operations.

For the nine months ended September 30, 2014:

[b]   Restructuring

During the first, second and third quarters of 2014, the Company recorded net restructuring charges of $22 million, $11 million and $7 million [$20 million, $10 million and $6 million after tax], respectively, in Europe related to its exterior systems operations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.     EARNINGS PER SHARE

Earnings per share are computed as follows [restated [note 1]]:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Income available to Common shareholders:

Net income from continuing operations	$469	$486	$1,458	$1,406
Loss from continuing operations attributable to non-controlling interests	1	1	5	2
Net income attributable to Magna International Inc. from continuing operations	470	487	1,463	1,408
Income (loss) from discontinued operations, net of tax	119	(17)	74	(35)
Net income attributable to Magna International Inc.	$589	$470	$1,537	$1,373

Weighted average shares outstanding:

Basic	408.5	422.4	409.2	432.0
Adjustments
Stock options and restricted stock [i]	5.3	6.0	5.5	6.2
Diluted	413.8	428.4	414.7	438.2

[i]       For the three and nine months ended September 30, 2015, diluted earnings per Common Share exclude 1.6 million and 0.7 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

Earnings per Common Share:

Basic:
Continuing operations	$1.15	$1.15	$3.58	$3.26
Discontinued operations	0.29	(0.04)	0.18	(0.08)
Attributable to Magna International Inc.	$1.44	$1.11	$3.76	$3.18

Diluted:
Continuing operations	$1.13	$1.14	$3.53	$3.21
Discontinued operations	0.29	(0.04)	0.18	(0.08)
Attributable to Magna International Inc.	$1.42	$1.10	$3.71	$3.13

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	September 30,	December 31,
	2015	2014

Bank term deposits, bankers’ acceptances and government paper	$1,759	$1,058
Cash	256	191
	$2,015	$1,249

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Depreciation and amortization	$197	$214	$589	$631
Amortization of other assets included in cost of goods sold	32	35	82	104
Deferred income taxes	11	14	(5)	43
Other non-cash charges	9	10	21	25
Equity income in excess of dividends received	(19)	(11)	(49)	(44)
Non-cash portion of Other (income) expense, net [note 3]	(136)	—	(193)	—
	$94	$262	$445	$759

[c]          Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Accounts receivable	$(116)	$154	$(588)	$(698)
Inventories	(62)	(166)	(331)	(264)
Prepaid expenses and other	3	(2)	(9)	1
Accounts payable	68	(20)	167	404
Accrued salaries and wages	125	70	70	57
Other accrued liabilities	(13)	(41)	27	100
Income taxes payable	28	(12)	77	68
	$33	$(17)	$(587)	$(332)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2015	2014

Raw materials and supplies	$859	$846
Work-in-process	248	233
Finished goods	284	338
Tooling and engineering	1,274	1,108
	$2,665	$2,525

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              INCOME TAXES

During the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to tax expense of $32 million.

8.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2015	2014

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$246	$243
Long-term receivables	87	85
Customer relationship intangibles	83	108
Patents and licences, net	29	32
Pension overfunded status	13	13
Unrealized gain on cash flow hedges	6	8
Other, net	38	37
	$502	$526

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2015	2014

Balance, beginning of period	$80	$81
Expense, net	8	7
Settlements	(10)	(7)
Foreign exchange and other	(6)	—
Balance, March 31	72	81
Expense, net	10	7
Settlements	(10)	(8)
Foreign exchange and other	1	(1)
Balance, June 30	73	79
Expense, net	1	23
Settlements	(10)	(9)
Foreign exchange and other	(5)	(5)
Balance, September 30	$59	$88

10.       LONG-TERM DEBT

[a]         On September 16, 2015, the Company issued $650 million of 4.150% fixed-rate Senior Notes which mature on October 1, 2025. Interest is payable on April 1 and October 1 of each year.  The Senior Notes are senior unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b]         On April 24, 2015, the Company’s $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, the U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

11.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Defined benefit pension plan and other	$3	$2	$10	$9
Termination and long service arrangements	8	8	20	24
Retirement medical benefit plan	—	1	1	2
	$11	$11	$31	$35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers — restated [note 1]]:

	2015			2014
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	8,314,658	27.03	4,614,488	9,516,216	20.91	5,694,218
Granted	1,614,336	68.24	—	1,502,600	53.36	—
Exercised	(239,362)	29.49	(239,362)	(1,360,704)	19.75	(1,360,704)
Cancelled	(103,332)	34.30	—	(33,998)	26.10	(12,000)
Vested	—	—	1,965,904	—	—	1,558,768
March 31	9,586,300	33.83	6,341,030	9,624,114	26.12	5,880,282
Exercised	(308,424)	26.33	(308,424)	(592,070)	20.99	(592,070)
Cancelled	(48,906)	46.96	(2)	(21,000)	36.93	—
June 30	9,228,970	34.01	6,032,604	9,011,044	26.43	5,288,212
Exercised	(600,834)	14.22	(600,833)	(342,102)	19.27	(342,102)
Cancelled	(10,910)	56.11	—	—	—	—
September 30	8,617,226	35.36	5,431,771	8,668,942	26.72	4,946,110

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	Nine months ended
	September 30,
	2015	2014

Risk free interest rate	0.97%	1.60%
Expected dividend yield	2.00%	2.00%
Expected volatility	26%	29%
Expected time until exercise	4.6 years	4.5 years

Weighted average fair value of options granted in period [Cdn$] [restated [note 1]]	$12.84	$11.47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       STOCK-BASED COMPENSATION (CONTINUED)

[b]   Long-term retention program

The following is a continuity of the stock that has not been released to executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers — restated [note 1]]:

	2015		2014
	Number	Stated	Number	Stated
	of shares	value	of shares	value

Awarded and not released, beginning of year	1,174,648	$20	1,460,952	$25
Release of restricted stock	(286,312)	(4)	(286,304)	(5)
Awarded and not released, March 31, June 30 and September 30	888,336	$16	1,174,648	$20

[c]          Restricted stock unit program

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers — restated [note 1]]:

	2015				2014
	Equity	Liability	Equity		Equity	Liability	Equity
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	985,278	46,052	303,261	1,334,591	1,263,709	60,238	254,894	1,578,841
Granted	120,958	15,922	12,112	148,992	101,619	16,050	12,630	130,299
Dividend equivalents	424	262	1,009	1,695	505	306	1,058	1,869
Released	(16,518)	—	—	(16,518)	(16,518)	—	—	(16,518)
Balance, March 31	1,090,142	62,236	316,382	1,468,760	1,349,315	76,594	268,582	1,694,491
Granted	93,821	—	9,793	103,614	110,484	2,000	10,714	123,198
Dividend equivalents	475	235	1,199	1,909	467	278	979	1,724
Balance, June 30	1,184,438	62,471	327,374	1,574,283	1,460,266	78,872	280,275	1,819,413
Granted	72,317	—	10,953	83,270	71,314	—	9,684	80,998
Dividend equivalents	347	281	1,491	2,119	342	262	977	1,581
Forfeitures	—	—	—	—	—	(820)	—	(820)
Released	(25,861)	—	—	(25,861)	(25,460)	—	—	(25,460)
Balance, September 30	1,231,241	62,752	339,818	1,633,811	1,506,462	78,314	290,936	1,875,712

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Incentive Stock Option Plan	$3	$4	$9	$11
Long-term retention	1	1	3	3
Restricted stock unit	4	5	16	17
Total stock-based compensation expense	$8	$10	$28	$31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       COMMON SHARES

[a]         The Company repurchased shares under normal course issuer bids as follows [restated [note1]]:

	2015		2014
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration

First Quarter	—	$—	5,420,000	$240
Second Quarter	—	—	11,436,362	575
Third Quarter	7,246,514	346	11,308,844	614
	7,246,514	$346	28,165,206	$1,429

Refer to Subsequent Event Note 18 for more information regarding the Company’s Normal Course Issuer Bids.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 4, 2015 were exercised or converted:

Common Shares	404,380,164
Stock options (i)	8,563,750
412,943,914

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2015	2014

Accumulated net unrealized (loss) gain on translation of net investment in foreign operations
Balance, beginning of period	$(255)	$454
Net unrealized loss	(438)	(112)
Repurchase of shares under normal course issuer bid	—	(4)
Balance, March 31	(693)	338
Net unrealized gain	63	100
Repurchase of shares under normal course issuer bid	—	(11)
Balance, June 30	(630)	427
Net unrealized loss	(275)	(346)
Repurchase of shares under normal course issuer bid	7	(10)
Balance, September 30	(898)	71

Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(113)	(20)
Net unrealized loss	(65)	(31)
Reclassification of net loss (gain) to net income	11	(1)
Balance, March 31	(167)	(52)
Net unrealized (loss) gain	(2)	49
Reclassification of net loss to net income	21	6
Balance, June 30	(148)	3
Net unrealized loss	(123)	(42)
Reclassification of net loss (gain) to net income	24	(1)
Balance, September 30	(247)	(40)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

	2015	2014

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(4)	(4)
Net unrealized gain (loss)	1	(1)
Balance, March 31	(3)	(5)
Net unrealized gain	1	—
Balance, June 30	(2)	(5)
Net unrealized (loss) gain	(2)	1
Reclassification of net loss to net income	3	—
Balance, September 30	(1)	(4)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(186)	(117)
Net unrealized loss	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(186)	(116)
Reclassification of net loss to net income	2	2
Balance, June 30	(184)	(114)
Net unrealized loss	(1)	—
Reclassification of net loss to net income	2	—
Balance, September 30	(183)	(114)

Total accumulated other comprehensive loss	$(1,329)	$(87)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on cash flow hedges is as follows:

	2015	2014

Balance, beginning of period	$44	$5
Net unrealized loss	27	10
Reclassifications of net (loss) gain to net income	(5)	1
Balance, March 31	66	16
Net unrealized gain	(1)	(18)
Reclassifications of net loss to net income	(8)	(1)
Balance, June 30	57	(3)
Net unrealized loss	47	16
Reclassifications of net (loss) gain to net income	(10)	1
Balance, September 30	$94	$14

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2015	2014

Balance, beginning of period	$36	$14
Reclassification of net loss to net income	—	—
Balance, March 31	36	14
Reclassification of net loss to net income	(1)	—
Balance, June 30	35	14
Net unrealized gain	(1)	—
Reclassification of net loss to net income	(1)	(1)
Balance, September 30	$33	$13

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $129 million [net of income taxes of $50 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2015	2014

Held for trading
Cash and cash equivalents	$2,015	$1,249
Investment in asset-backed commercial paper	76	88
Equity investments	5	—
	$2,096	$1,337

Available-for-sale
Equity investments	$—	$5

Held to maturity investments
Severance investments	$3	$4

Loans and receivables
Accounts receivable	$5,671	$5,316
Long-term receivables included in other assets	87	85
	$5,758	$5,401

Other financial liabilities
Bank indebtedness	$31	$30
Long-term debt (including portion due within one year)	1,600	995
Accounts payable	4,681	4,765
	$6,312	$5,790

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$27	$21
Other assets	6	8
Other accrued liabilities	(187)	(90)
Other long-term liabilities	(141)	(80)
	(295)	(141)
Natural gas contracts
Other accrued liabilities	(1)	(1)

	$(296)	$(142)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the interim consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the interim consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in Consolidated	in Consolidated
	Balance Sheets	Balance Sheets	Net amounts

September 30, 2015
Assets	$33	$30	$3
Liabilities	$(327)	$(35)	$(292)

December 31, 2014
Assets	$30	$28	$2
Liabilities	$(174)	$(28)	$(146)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At September 30, 2015, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2014 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$102 million [December 31, 2014 - Cdn$102 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

Term debt

The Company’s term debt includes $158 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At September 30, 2015, the net book value of the Company’s Senior Notes was $1.40 billion and the estimated fair value was $1.38 billion, determined primarily using active market prices, categorized as Level 1 inputs within the Accounting Standards Codification 820 fair value hierarchy.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine-month periods ended September 30, 2015, sales to the Company’s six largest customers represented 84% and 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk on its monetary current assets and current liabilities due to the short-term maturity of these items. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[f]    Currency risk and foreign exchange contracts

At September 30, 2015, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. dollar amount	191	1,627
euro amount	54	47
Korean won amount	17,097	—

For U.S. dollars
Peso amount	6,673	55
Korean won amount	35,360	—

For euros
U.S. dollar amount	185	327
British pounds amount	—	25
Czech koruna amount	3,840	—

Forward contracts mature at various dates through 2020. Foreign currency exposures are reviewed quarterly.

16.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

·            breach of fiduciary duty by the Company and two of its subsidiaries;

·            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

·            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

·            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

·            oppression by the defendants.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES (CONTINUED)

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2017. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]              In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  In the case of the German Federal Cartel Office, administrative fines are tied to the level of affected sales and the consolidated sales of the group of companies to which the offending entity belongs. At this time, management is unable to predict the duration or outcome of the German and Brazilian investigations, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other (income) expense, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from continuing operations before income taxes:

	Three months ended				Three months ended
	September 30, 2015				September 30, 2014
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,538	$1,419		$620	$1,642	$1,530		$579
United States	2,318	2,225		1,332	2,222	2,100		1,085
Mexico	1,030	921		707	961	881		577
Eliminations	(295)	—		—	(284)	—		—
	4,591	4,565	$455	2,659	4,541	4,511	$475	2,241

Europe
Western Europe excluding Great Britain	2,152	2,061		1,197	2,608	2,529		1,266
Great Britain	80	79		47	88	89		36
Eastern Europe	500	446		455	492	484		559
Eliminations	(90)	—		—	(25)	—		—
	2,642	2,586	91	1,699	3,163	3,102	107	1,861
Asia	428	392	13	647	479	441	35	634
Rest of World	115	114	(7)	56	190	190	(6)	90
Corporate and Other	(115)	4	13	389	(126)	3	16	325
Total reportable segments	7,661	7,661	565	5,450	8,247	8,247	627	5,151
Other income (expense), net			124				(7)
Interest expense, net			(9)				(9)
	$7,661	$7,661	$680	5,450	$8,247	$8,247	$611	5,151
Current assets				10,784				10,445
Investments, goodwill, deferred tax assets, and other assets				2,359				2,491
Noncurrent assets held for sale				—				376
Consolidated total assets				$18,593				$18,463

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2015				September 30, 2014
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$4,578	$4,237		$620	$5,040	$4,676		$579
United States	7,112	6,805		1,332	6,806	6,425		1,085
Mexico	3,085	2,803		707	2,945	2,698		577
Eliminations	(850)	—		—	(901)	—		—
	13,925	13,845	$1,433	2,659	13,890	13,799	$1,466	2,241

Europe
Western Europe excluding Great Britain	6,653	6,434		1,197	8,400	8,183		1,266
Great Britain	275	274		47	277	277		36
Eastern Europe	1,548	1,373		455	1,707	1,532		559
Eliminations	(242)	—		—	(230)	—		—
	8,234	8,081	339	1,699	10,154	9,992	386	1,861
Asia	1,357	1,262	86	647	1,401	1,292	103	634
Rest of World	373	372	(19)	56	519	519	(30)	90
Corporate and Other	(323)	6	34	389	(351)	11	42	325
Total reportable segments	23,566	23,566	1,873	5,450	25,613	25,613	1,967	5,151
Other income (expense), net			181				(40)
Interest expense, net			(27)				(18)
	$23,566	$23,566	$2,027	5,450	$25,613	$25,613	$1,909	5,151
Current assets				10,784				10,445
Investments, goodwill deferred tax assets and other assets				2,359				2,491
Noncurrent assets held for sale				—				376
Consolidated total assets				$18,593				$18,463

18.       SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], the Board of Directors approved a new normal course issuer bid to purchase up to 40 million of the Company’s Common Shares, representing approximately 9.9% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2015 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.